Law Offices of Joseph L. Pittera
2214 Torrance Boulevard
Suite 101
Torrance, California 90501
Telephone (310) 328-3588
Facsimile (310) 328-3063
E-mail: evlam2000@aol.com

May 20, 2011

Ajay Koduri
United States Securities and Exchange Commission
100 F. Street NE
Washington, D.C. 20549

Re:	Green Equity Holdings, Inc.
14C filed April 11, 2011
SEC File No. 000-52396

Dear Mr. Koduri:

Green Equity Holdings, Inc., the Issuer that is the subject of a Comment Letter dated May 4, 2011 regarding its 14C filed April 11, 2011, has retained my services to amend the 14C and to respond to the Comment Letter. I am currently out of the country on vacation and am scheduled to return to the office on May 31, 2011. On the basis that the Issuer has changed attorneys, and in view of the fact that I am unable to respond to the Comment Letter until I return I am requesting an extension in which to file an amended 14C and a response to the Comment Letter to June 2, 2011. Any courtesy you can extend to me, and the Issuer in this situation would be appreciated. If you have any comments or questions I can be reached at the e-mail address listed above. Thank you.

Sincerely,

/S/ Joseph Pittera
Joseph Pittera